FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

GOLD FIELDS LIMITED – DEALING IN SECURITIES BY A DIRECTOR

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that for financial planning purposes Mrs. Adele Linda Cleaver, a director of GFI Mining South Africa (Proprietary) Limited (major subsidiary company of Gold Fields Limited) has exercised shares over which options had been issued to her. Details of these transactions are set out below:

A.	Nature of Transaction	:	Purchase pursuant to the exercise of options
	Transaction Date	:	24 November 2005
	Number of Shares	:	7, 833
	Class of Security	:	Ordinary shares
	Price per Share	:	R99.86
	Total Value	:	R782 203-38
	Option Strike Price	:	5, 333 options at a strike price of R25-67 2, 500 options at a strike price of R21-00
	Option Strike Date	:	For the option strike price of R25-67 the option strike date is 1 December 1999 For the option strike price of R21-00 the option strike date is 23 November 2000
Vesting Periods		:	A third of the total share option grant vests upon the second anniversary of the grant date and a further third of the total option grant vests annually on future anniversaries of the grant date and share options expire no later than 7 years from the grant date.
Nature of Interest		:	Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mrs. Adele Linda Cleaver to deal in the above securities has been obtained from the Chairman of the Board of GFI Mining South Africa (Proprietary) Limited, major subsidiary company of Gold Fields Limited.

25 November 2005
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 November 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs